Exhibit 99.117

Form 52-109F1 – AIF

Certification of annual filings in connection with voluntarily filed AIF

This certificate is being filed on the same date that ImmunoPrecise Antibodies Ltd. (the “issuer”) has voluntarily filed an AIF.

I, Lisa Helbling, Chief Financial Officer of ImmunoPrecise Antibodies Ltd., certify the following:

1.

Review: I have reviewed the AIF, annual financial statements and annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of the issuer for the financial year ended April 30, 2020.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: November 16, 2020

“Lisa Helbling”
Name:	Lisa Helbling
Title:	Chief Financial Officer